UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

 AVX Corporation

(Name of Subject Company)

AVX Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

002444107

(CUSIP Number of Class of Securities)

 Michael Hufnagel

Senior Vice President, Chief Financial Officer, and Treasurer

AVX Corporation

1 AVX Boulevard

Fountain Inn, South Carolina 29644

(864) 967-2150

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

David A. Katz Jenna E. Levine Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Telephone: (212) 403-1000	Dennis O. Garris Rebecca R. Valentino Alston & Bird LLP 950 F Street NW Washington, DC 20004-1404 Telephone: (202) 239-3300

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Item 8.01 of the Current Report on Form 8-K filed by AVX Corporation (the “Company”) on November 27, 2019 (including all exhibits thereto) is incorporated herein by reference.

Important Additional Information and Where to Find It

Notice to Investors

This communication does not constitute an offer to purchase or a solicitation of an offer to sell securities of the Company nor does it constitute a recommendation of the Company with respect to any offer by Kyocera Corporation. The proposed tender offer for the outstanding shares of the Company’s common stock by Kyocera Corporation described in this communication has not yet commenced. At the time the proposed tender offer is commenced, Kyocera Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Those materials will be made available to the Company’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVX CORPORATION

By:	/s/ Michael Hufnagel
Name:	Michael Hufnagel
Title:	Senior Vice President, Chief Financial Officer, and Treasurer

Date:	November 27, 2019